RETIREMENT PLAN
                                  FOR THE
                         TRUSTEES OF THE PUTNAM FUNDS

1. General; effective date. This Retirement Plan For The Trustees Of The Putnam Funds is intended to provide, on the terms and conditions specified below, cash retirement benefits to certain individuals who have served as trustees ("Trustees") of the Funds. Except as provided at Section 12 below, the Plan is effective with respect to retirements occurring on or after January 1, 1996.

2. Statement of Purpose. The purpose of this Plan is to assist the Funds in attracting and retaining highly qualified individuals to serve as Trustees of the Putnam Funds by providing a form of deferred compensation which is competitive with compensation practices of other major investment company complexes as well as those of major business corporations and which recognizes the benefits to the Funds and of having Trustees with many years of experience with the affairs of the Funds.

3. Defined terms. When used in the Plan, the following terms shall have the meanings set forth in this Section:

* "Administrator": such committee, consisting solely of Trustees who are not "interested persons" of the Funds within the meaning of Section 2(a)(19) of the Investment Company Act of 1940, as may be designated from time to time by the Trustees to administer the Plan.

* "Service": active service as a Trustee of one or more of the Funds for which the Trustee is compensated by such Fund(s), including service prior to the Effective Date. For purposes of this definition, service for an entity that was a Fund at the time of such service shall not be disregarded merely because the entity later ceases to be a Fund. A Participant who dies prior to retirement or who retires by reason of total and permanent disability (as determined by the Administrator) shall be deemed to have served at least one hundred twenty (120) months of Service regardless of his or her actual period of service.

* "Effective Date":  the date specified in the second sentence of
Section 1.

* "Final Average Remuneration": the quotient obtained by dividing (i) a Participant's total retainer and meeting fees paid to the individual by the Funds for the last thirty-six (36) months of the individual's
Service as a Trustee, by (ii) three.

* "Fund": any of the Putnam Funds, other than any such Fund that has either (i) elected by vote of a majority of its Trustees who are not "interested persons" of the Fund (as defined above) not to participate in the Plan, or (ii) terminated its participation in the Plan in accordance with Section 14(c).

* "Participant":  a Trustee with at least sixty (60) months of Service.

* "Plan": the Retirement Plan For The Trustees Of The Putnam Funds set forth herein, as the same may from time to time be amended and in effect.

* "Retirement": ceasing to be an active Trustee (regardless of whether service to one or more Funds continues in a capacity other than as a Trustee) for any reason other than (i) termination for cause as determined by the Administrator, or (ii) death. The terms "retire," "retires" and "retired" shall be similarly construed.

* "Trustee":  a trustee of any of the Funds.

4. Eligibility for retirement benefit. Each Participant shall receive the normal retirement benefit specified in Section 5 below commencing in the calendar year next following the date of retirement.

5. Form and amount of retirement benefit. The retirement benefit payable to a Participant shall be an annual cash payment equal to fifty percent (50%) of the Participant's Final Average Remuneration. Such retirement benefit shall be paid on January 15 of each calendar year commencing with the year specified in Section 4 above and continuing for the lesser of (i) a number of years equal to the Participant's years of Service (rounded to the nearest whole year) or (ii) the lifetime of the Participant.

6. Death benefit. The only death benefits payable under the Plan shall be those described in this Section:

(a) If a Participant dies after retirement but before ten (10) annual retirement benefit payments have been made, the Participant's designated beneficiary shall be entitled to receive an annual death benefit, in the same amount, payable on January 15 of each year for the lesser of (i) the remainder, if any, of the period specified in clause (i) of Section 5 above or (ii) the remainder of such 10-year period.

(b) If a Participant dies before retirement, there shall be paid to his or her designated beneficiary an annual death benefit equal in amount to the annual retirement benefit specified in Section 5 above. The death benefit described in this paragraph (b) shall be paid on January 15 of each year commencing in the calendar year next following the Participant's death for a number of years equal to the lesser of (i) the period specified in clause (i) of Section 5 above or (ii) ten (10) years.

(c) The Administrator in its discretion may commute any death benefit under this Section to an immediate lump sum payment or may otherwise accelerate such payments, in each case applying such reasonable discount rates as it deems appropriate.

7. Designation of beneficiary. For purposes of Section 6 above, a Participant's designated beneficiary shall be such person or persons, including a trust, as the Participant shall have designated in writing on a form acceptable to and delivered to the Administrator. In the absence of an effective beneficiary designation governing the payment of any portion of the death benefit described in Section 6 above, payment of such portion shall be made to the Participant's estate, which shall be deemed to be the Participant's designated beneficiary for all purposes hereunder. If the person designated as the beneficiary to receive any portion of the death benefit should die prior to completion of payments to such beneficiary without the Participant having made effective provision (by a designation delivered to the Administrator as hereinabove prescribed) for a successor or contingent beneficiary, payment of such portion or the remainder thereof shall be made to the decedent beneficiary's estate.

8. Agreement not to compete, etc.   Eligibility for and payment of
benefits under the Plan is conditioned on agreement by the Participant
(i) to refrain from engaging in any business activity in competition with the Funds, and (ii) not to disclose any proprietary or otherwise confidential information pertaining to the Funds. Any breach by an active or retired Trustee of the agreement or conditions specified in the preceding sentence shall be grounds for termination or reduction by the Administrator of benefits under the Plan.

9. Nature of rights. Nothing in the Plan shall be construed as requiring the Funds, or any of them, to set aside or to segregate any assets of any kind to meet any of its obligations hereunder or otherwise to fund the Plan. The rights of persons claiming benefits under the Plan shall be no greater than those of general unsecured creditors of a Fund, and no such person shall have any right in or to any specific assets of any Fund. All rights to benefits under the Plan shall be construed and interpreted consistent with the continued qualification of each Fund as a registered investment company under the Investment Company Act of 1940, as amended.

10. Rights non-assignable. No Participant, beneficiary or other person shall have any right to assign, pledge, encumber, or otherwise alienate or transfer any right to receive benefits or payments hereunder or any other interest under the Plan, in whole or in part, and any attempt by any such person to effectuate such an assignment, pledge, encumbrance, or other alienation or transfer shall be null and void.

11. No rights to continuation of status. Nothing in the Plan shall be construed as giving any individual a right to continue to serve as a Trustee of the Funds, or any of them, or to receive any particular level of remuneration for any such service.

12. Application of Plan to certain persons. This Plan supersedes in its entirety the voluntary retirement program heretofore maintained by the Funds and any benefits previously authorized under such program but not yet paid for periods commencing on or after January 1, 1996. Reference is made to those former Trustees listed on Schedule A hereto who retired prior to the effective date of this Plan and who are currently receiving benefits under such voluntary retirement program. In addition, reference is made to a current Trustee listed on Schedule B hereto who previously received certain retirement benefits under such voluntary retirement program following such Trustee's initial retirement from the Funds. Each person listed on Schedules A or B shall be entitled to a retirement benefit in the amount and payable in accordance with the terms of the Plan except that, to the extent inconsistent with the generally applicable provisions of the Plan, the specific provisions of Schedule A and B shall control.

13. Payment of benefits. Benefits shall be paid by the Funds, in cash, upon direction by the Administrator. The Administrator shall allocate the obligation to make payments with respect to a Trustee under the Plan for any calendar year among the Funds in proportion to their respective cumulative liabilities accrued with respect to such Trustee's participation in the Plan for financial reporting purposes or on such other reasonable basis as the Administrator may determine.

14. Amendment and termination.

(a) Amendment. The Plan may be amended at any time by the Administrator. No amendment shall reduce the benefits or future benefits of any Trustee who has retired, and in the case of a Participant who is still an active Trustee no amendment shall reduce the amount such Trustee would have been entitled to receive if he or she had ceased to serve as a Trustee immediately prior to such amendment.

(b) Termination of the Plan as a whole. The Plan as a whole may be terminated by the Administrator. Upon termination of the Plan as a whole, benefits in pay status shall continue to be paid. Any Participant not yet in pay status shall continue to be entitled to a benefit equal to the benefit to which he or she would have been entitled had retirement as a Trustee occurred immediately prior to such Plan termination. Notwithstanding the foregoing, in its discretion the Administrator may commute and pay as a single lump sum payment any benefits remaining payable upon termination of the Plan as a whole, and in determining such lump sum amounts the Administrator may apply such reasonable discount factors and mortality assumptions as it determines in its discretion.

(c) Termination by individual Fund. A Fund may terminate its participation in the Plan at any time by vote of a majority of its Trustees who are not "interested persons" of the Fund (as defined under "Administrator" in Section 3 above), provided that upon any such termination such Fund shall remain liable for its allocable share of the benefits to which Participants would have been entitled if the Plan as a whole had been terminated as of the date of such individual termination, as determined by the Administrator in its sole discretion.

As Adopted October 4, 1996 and amended July 21, 2000


                          SCHEDULE A

Annual Retirement Benefit Payable to Certain Former Trustees

Each former Trustee listed below, who is currently receiving a retirement benefit under the voluntary retirement program heretofore maintained by the Funds, shall be entitled to receive an annual retirement benefit in accordance with the terms and conditions of the Plan except that (i) such benefit shall be payable for the remainder of his or her lifetime in the amount shown below, and (ii) no death benefit shall be payable upon or following the death of such former Trustee.

1. D. Reid Weedon -- annual benefit of $45,325.08.

2. Richard Cutler -- annual benefit of $45,999.96.

3. Alla O'Brien -- annual benefit of $59,570.04.

4. Robert Seamans -- annual benefit of $43,449.96.

5. Carol Goldberg -- annual benefit of $43,875.00.


                          SCHEDULE B

Retirement Benefit Payable to Eli Shapiro.

In recognition of his service as a Trustee prior to his retirement in 1989 and his receipt of certain retirement benefits prior to his re-election as a Trustee, Eli Shapiro shall be entitled to receive retirement benefits in accordance with the terms and conditions of the Plan (including without limitation the death benefit provided in Section 6 of the Plan) except that (i) if he retires prior to the third anniversary of his re-election as a Trustee, his "Final Average Remuneration" shall be computed solely on the basis of his compensation for the period of Service since such re-election, (ii) his period of Service shall be computed including his period of Service prior to his initial retirement, and (iii) the number of annual payments specified in clause (i) of Section 5 of the Plan shall be equal to his years of Service (including prior Service as provided above) reduced by the number of years during which he received retirement benefits following his initial retirement as a Trustee.